EXHIBIT 2



 United States Filter Corporation Adopts Stockholder
 Rights Plan


 PALM DESERT, Calif., Nov. 27 - - United States Filter Corporation (the "Company") (NYSE: USF) announced today that its Board of Directors adopted a Stockholder Rights Plan in which rights will be distributed as a dividend at the rate of one Right for each share of common stock, par value $0.01 per share, of the Company held by stockholders of record as of the close of business on December 11, 1998. The Rights Plan is designed to deter coercive takeover tactics without offering a fair price to all of the Company's stockholders. The Rights will expire on November 27, 2008.

 Each Right initially will entitle stockholders to buy one unit of a share of preferred stock for $80.00. The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock other than pursuant to a tender or exchange offer that has been approved by a majority of the independent directors not affiliated with a 15%-or-more stockholder.

 The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until 10 days (subject to extension) after a public announcement that a 15% position in the Company's common stock has been acquired. Redemption of the Rights Plan may also occur after November 27, 2000 through a stockholder referendum if the Company receives a qualifying offer from a person owning less than 5% of the Company's common stock.

 The independent directors will review the Rights Plan by the second, fifth and eighth anniversary of the Rights Plan and make recommendations to the Board regarding the advisability of the continued maintenance of the Rights Plan and propose any amendments to the Rights Plan that the independent directors may deem appropriate or desirable.

 Details of the Stockholder Rights Plan are outlined in a letter that will be mailed to all stockholders.

 U.S. Filter is the leading global provider of commercial, industrial, municipal and residential water and wastewater treatment systems, products and services. U.S. Filter has the industry's largest network of sales, service and manufacturing facilities through over 2,000 locations in 94 countries. U.S. Filter is also a leading provider of outsourced water services including the operation of water and wastewater treatment systems at customer sites. It is also actively involved in the development of privatization initiatives for municipal water treatment facilities in the U.S. and around the world. U.S. Filter, which is based in Palm Desert, California, invites you to visit its web site at http://www.usfilter.com.

 Forward looking statements in this release, including, without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives, advertising and promotional efforts; existence of adverse publicity or litigation; changes in business strategy or plans; quality of management; availability, terms and development of capital; business abilities and judgment of personnel; changes in, or the failure to comply with governmental regulations; and other factors described in filings of the Company with the SEC. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.